Mail Stop 0306

      May 17, 2005

VIA U.S. MAIL and FACSIMILE (541) 389-1241


Greg M. Haugen
Chief Financial Officer
405 SW Columbia Street
Bend, Oregon  97702

	RE:	Advanced Power Technologies, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 8, 2005
		Forms 10-Q for the quarters ended March 31, 2005_
		File No. 001-16047

Dear Mr. Haugen:

   	We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 13

Results of Operations - Page 16
1. We see that MD&A presents a non-GAAP measure of gross profit margin excluding non-cash purchase accounting charges and amortization of technology rights. We agree that you should discuss and quantify unusual and infrequent items included in operating results. However, Item 10(e)(1)(ii) of Regulation S-K prohibits non-
GAAP performance measures that eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge is such that it is reasonably likely to recur within two years or where there was a similar charge within the prior two years. We see that the measure excludes amortization of technology rights which is a recurring charge. Accordingly, you should delete the non-GAAP measure of gross margin from all future filings.
2. With respect to restructuring and exit costs, MD&A in future filings should present quantified disclosure about expected and actual costs savings. Refer to SAB Topic 5-P and the disclosure guidance from the next to last paragraph under "4. Disclosures."

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies - Page F-7

(c) Revenue Recognition, Sales Returns and Allowances
3. We note from page 7 that you may provide price protection rights.
Please expand future filings to clarify the extent of these arrangements and your underlying accounting.
4. Additionally, you disclose that revenue from "certain contractual product sales or license agreements" is deferred and recognized when earned. In future filings please make more specific disclosure about the nature and extent of these arrangements and your underlying accounting policy. Also further clarify the criteria you apply and the factors you consider in concluding that revenue under these arrangements has been earned. Respond supplementally, as well.


(f) Inventories
5. We see that the "cost of certain inventories has been reduced by
$1,923 and $2,036 as of December 31, 2004 and 2003, respectively". Future filings should clarify the nature of and reasons for these reductions. Also respond supplementally.
6. As a related matter, future filings should make disclosure about the circumstances leading to significant inventory impairment charges. You should also clarify the disposition of the affected inventory; and, if material, MD&A should also address the impact on gross margin of any sales inventory carried at reduced cost.

Note 12.  Segment Information - Page F-21
7. Please revise future filings to also present the long-lived asset disclosure specified by paragraph 38b to SFAS 131. Please note that under that guidance, the geographic disclosure of long-lived assets should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication
"Segment Information: Guidance on Applying Statement 131."

Form 8-K dated April 28, 2005
8. We see disclosure of non-GAAP measures of "pro forma net income" and "pro forma gross margin" in your earnings release.
Disclosures
of non-GAAP measures in furnished earnings releases should comply with all of the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Either delete these measures or revise future releases to present each of the following for each non-GAAP measure:
* A presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP;
* A reconciliation of the differences between a non-GAAP financial measure and the most directly comparable financial measure calculated and presented in accordance with GAAP;
* Statements disclosing the reasons why you believe that the presentation of a non-GAAP financial measure provides useful information to investors regarding financial condition and results of operations; and
* To the extent material, statements disclosing any additional purposes for which management uses any non-GAAP financial measure.

Your disclosures should be substantive and specific to each non-GAAP measure. Those disclosures should address the economic substance underlying your use of any non-GAAP measure, including how you use each non-GAAP measure in conducting and evaluating your business. Those disclosures should also address any material limitations associated with any non-GAAP measure, including how you compensate for those limitations. Please note that the existing statements in support of the measures are too generic to support their use. Show us how you plan to implement this comment.
9. In addition, we note that you refer to your non-GAAP information as "pro forma." The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-
X. In future filings, please revise to omit the pro forma terminology when referring to non-GAAP information.
10. Under "Business Outlook" we see disclosure of expected pro forma loss per share for the second quarter. Future press releases should not include projected non-GAAP measures unless all of the relevant disclosures required under Item 10(e)(1)(i) are also provided. That is, if you retain the disclosure in its current form, you should also provide expected GAAP per share earnings, provide a reconciliation and provide any other required disclosure about the non-GAAP measure.

Form 10-Q dated March 31, 2005

Financial Statements

Note 3.  Acquisitions - Page 8

11. With respect to the PowerSicel transaction, show us the income test significance measurement. Refer to Rule 3-05 to Regulation
S-X.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Brooks Lochhead, Staff Accountant, at
(202)
551-3664 or me at (202) 551-3605 if you have any questions. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202)551-3676.

							Sincerely,



							Gary Todd
							Reviewing Accountant


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Mr. Haugen
Advanced Power Technologies, Inc.
May 17, 2005
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